

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 14, 2007

Mr. Martin Rip
Chief Financial Officer
Pine Valley Mining Corporation
501 - 535 Thurlow Street
Vancouver, British Columbia, Canada V6E 3L2

> **Re: Pine Valley Mining Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2006**
> **Filed June 22, 2006**
> **File No. 0-12660**

Dear Mr. Rip:

We have reviewed your filing and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2006

Majority Shareholders and Related Party Transactions, page 59

Credit Facility Agreement with The Rockside Foundation, page 61

1.   We note that you issued Rockside bonus common shares in consideration for the
        credit facility they provided and that the value of these bonus shares is
        "equivalent to 10.0% of the principal amount of the first tranche converted into
        Canadian dollars and using as the share price the weighted average share price for
        the 10 trading days on the TSX Venture Exchange prior to funding;" and "with
        respect to the second tranche – the bonus share value [is] equivalent to 1.0% of
        the principal amount of the second tranche per five week period to a maximum of
        10,0% of the principal amount until the credit facility is repaid, also converted
        into Canadian dollars and using as the share price the weighted average share
        price for the 10 trading days on the TSX Venture Exchange prior to funding."
        Please tell us how you accounted for the bonus shares issued. In addition, please
        tell us whether or not all bonus shares that could be issued in accordance with the
        formula under the bonus consideration have been issued or otherwise advise.

Consolidated Statements of Cash Flows, page 83

2.   Please expand your footnote disclosure to clearly explain the nature of the two
        line items Non-cash financing costs and Financing obligations included within
        operating activities. In addition, please tell us why these items do not represent a
        reconciling difference between Canadian GAAP and US GAAP for cash flows
        from operating and financing activities.

3. Other Non-current Assets, page 93

3.   Please expand your disclosure to explain the nature of the mobilization charges
        paid to your mining contractor.

Reconciliation of Canadian Generally Accepted Accounting Principles to United States
Generally Accepted Accounting Principles, page 110

4.   We note your statement that "Subsequent to March 31, 2003, the Company
        capitalized, for US GAAP purposes, acquisition and development costs at its
        Willow Creek property as the coal reserve eliminations have been confirmed, a
        feasible mine plan has been developed and financing from the development of the
        mine has been arranged." Based on this disclosure, please confirm, if true, that
        you capitalize mineral rights costs for US GAAP purposes in accordance with
        EITF 04-2 or otherwise advise. In this regard, we do not believe that confirmed

reserve estimations, a feasible mine plan, and/or necessary financing, is required to capitalize mineral rights as intangible assets under the guidance in EITF 04-2.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief